SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549
                                               SCHEDULE 13D
               Under the Securities Exchange Act of 1934 (Amendment No. -2-)*
 ..............................................................................
                                           (Name of Issuer) ...
                                       FIRST CITY LIQUIDATING TRUST
                                      (Title of Class of Securities)
                                       Class C Beneficial Interests
                                        (CUSIP Number) 33762E 20 7

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications):

                                     Russell  S.  Molina
                                Attorney-in-fact  and  Control  Person
                                New  Coronado Investments  Corporation
                                c/o Woodco  Fund  Management
                                4900  Woodway  Suite 650
                                       Houston, TX 77056
                                Telephone: (713) 621-2693
                (Date of Event Which Requires Filing of This Statement)

                                January 18, 2002

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  33762E 20 7
____________________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

New Coronado Investments Corporation
______________________________________________________________________________
(2) Check the Appropriate Box if a Member of a Group (See Instructions).....
(a)......X..................................................................
(b).........................................................................

     *New Coronado Investments Corporation is one of three companies that is controlled by Russell Molina as attorney-in-fact. Mr. Molina controls 63,896 of the Class C Certificates (the "Shares") (8.80% of the Class C Certificates) owned by New Coronado Investments Corporation, 142,662 Shares (19.70% of the Class C Certificates) owned by Gordonville Corporation Inc., and 130,533 Shares (17.99% of the Class C Certificates) owned by Corona Investments Corporation. Therefore, Mr. Molina controls a total of 46.48% of the outstanding Shares of First City Liquidating Trust.

______________________________________________________________________________
(3) SEC Use Only .............................................................
______________________________________________________________________________
(4) Source of Funds (See Instructions)
_____WC_______________________________________________________________________

     (5) Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
2(d) or 2(e)....
___________________________________________________________________________
(6)       Citizenship      or      Place      of       Organization
                Panama
______________________________________________________________________________
Number of Shares (7)Sole    Voting   Power
-0-   Not   Applicable

Beneficially____________________________________________________________
Owned (8)Shared Voting Power..................337,091.....................

by Each   ____________________________________________________________

Reporting (9)Sole   Dispositive  Power  ........   ...............
Person     ____________________________________________________________

With (10)Shared Dispositive Power..............- Not Applicable..............

______________________________________________________________________________
(11)Aggregate  Amount  Beneficially  Owned by Each Reporting Person 337,091 as a
group...............
______________________________________________________________________________
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
______________________________________________________________________________
(13)Percent     of    Class     Represented    by    Amount    in    Row    (11)
46.48%........................
______________________________________________________________________________
(14)Type             of             Reporting             Person            (See
Instructions)...............................................
 .......................CO..................................................
 ............................................................................
 ............................................................................
 ............................................................................
 ............................................................................
 ............................................................................

Item 1.  Security  and Issuer

     This statement relates to the Class C Beneficial Interests of First City Liquidating Trust (the "Issuer"). Corona Investments Corporation as part of a group comprising of New Coronado Investments Corporation and Gordonville Corporation Inc. (the "Purchaser") has acquired, from August 31, 2001 thru January 18, 2002 as part of a tender offer previously filed with the Securities and Exchange Commission, 16.69% of the Issuer's Class C Certificates.

     The principal executive offices of the Issuer are located at 1001 Fannin, Suite 505, Houston, TX 77002. The telephone number is (713) 651-7841.

__________________________________________________________________________
Item 2. Identity and Background

              (a)     New Coronado Investments Corporation.

     (b) The corporation was organized under the laws of Panama. The address of the corporation's principal office is c/o Woodco Fund Management, 4900 Woodway Suite 650, Houston, Texas 77056.

              (c)     Investments.

              (d)     None.

              (e)     None.

              (f)     Not Applicable.

              ______________________________________________________________
              Item 3.  Source and Amount of Funds and Other Consideration

                      Working Capital

-----------------------------------------------------------------------------
                      Item 4.  Purpose of Transaction
     (a)      For Investment.

     (b)      Not Applicable.

     (c)      Not Applicable.

     (d)      No.

     (e)      Not Applicable.

     (f)      No.

     (g)      No.

     (h)      No.

     (i)      No.

     (j)      No.


     Item 5.  Interest in Securities of the Issuer.


     (a) Russell Molina is the attorney-in-fact of three companies acting as a group which controls 46.48% of the Class C Certificates of the Issuer. The ownership is as follows: 8.80% of the Shares owned by New Coronado Investments Corporation, 19.70% of the Shares owned by Gordonville Corporation Inc., and 17.99% of the Shares owned by Corona Investments Corporation.

     (b) 337,091 Shares after the purchase of 130,533 Shares by Corona Investments Corporation.

     (c) The Shares purchased by Corona Investments Corporation were purchased from August 31, 2001 thru January 18, 2002 as part of a tender offer transaction previously filed with the Securities and Exchange Commission. The price per each Class C Certificate was $1.50 per Share.

     (d)      Not Applicable.

     (e)      Not Applicable.

------------------------------------------------------------------------------

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              Not Applicable.

              _____________________________________________________________

Item 7.  Material to be Filed as Exhibits

  1.       Power of Attorney - in favor of Russell Molina dated May 3, 2001*.
   ________________________________________________________________________


              * Already filed with the Commission on October 1, 2001.











              Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 ..............................................................................
              Date    February 1, 2002
              ................................................................
              Signature

              /s/Russell Molina
              Russell Molina




              ...............................................................
              Name/Title    Russell Molina, Attorney-in-fact and Control Person

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).